FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant's name into English)

1 Azrieli Towers,
the Round Tower, 46th Floor (1 Givat Hatachmoshet Street),
Tel Aviv, Israel 67021
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes _____	No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

Translation into English of a notice regarding a change in the Articles of Association of Crow Technologies 1977 Ltd., and the Minutes of an Annual General Meeting attached thereto, which were submitted to the Israeli Companies Registrar on April 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2003	Crow Technologies 1977 Ltd. By: /s/ Zvi Barinboim —————————————— Zvi Barinboim Chief Executive Officer

Companies Law, 5759 — 1999
Notice Regarding Approval of a Special Resolution under Section 21(b) of the Companies Law

Company's Name: Submitted for registration by:	Crow Technologies 1977 Ltd., P.C. 52003543-7 Cohen Lahat & Co, Attorney at Law 28 Bezalel Street - Beit Gibor Sport, Ramat-Gan

Notice is hereby given that in the General Meeting, held on 10.02.03 at the Company's offices, the following resolution was unanimously approved as a special resolution:
Amendment of Article 108 of the Company's Articles of Association, such that the amended Article 108 shall be as follows:

"108.	LIABILITY OF AN OFFICER, INSURANCE AND INDEMNIFICATION

In this Article: "The Law" - The Companies Law 5759-1999

108.1	Duty of Care

(a)	An Officer is obligated to a duty of care to the Company as specified in the Law.

(b)	Granting a Release

(1)	The Company may grant an Officer, in advance, a Release from his liability in whole or in part, for damages as a result of breach of his duty of care to the Company, as detailed below.

(2)	The Company is not allowed to and may not waive the liability of an Officer with respect to breach of his duty of care from any of the following:

(i)	a breach of his duty of care which was done willfully or recklessly; or

(ii)	an action with the intent to unlawfully achieve personal gain; or

(iii)	a penalty or a fine levied upon him.

(c)	Approval of Release

Approval of a release (with respect to the above) will be granted in accordance with the Law and/or with all other Laws.

108.2	Obligation of Loyalty

(a)	An Officer has an obligation of loyalty to the Company in accordance with the Law.

(b)	Approval of an Action

The Company may approve an action by an Officer which the Law defines as an obligation of loyalty, provided it is carried out under the following conditions:

(1)	The Officer acted in good faith and the action or its approval do not adversely affect the interests of the Company.

(2)	The Officer disclosed to the Company a reasonable time prior to the discussion of the approval, the substance of his Personal Interest in the action including all material facts and documents.

Approval of the action of the Officer as stated above will be made in accordance with the Law and/or in accordance with all other Laws.

108.3	Insurance

(a)	The Company may enter into an insurance contract to ensure the liability of an Officer with respect to an obligation imposed upon him by virtue of his being an Officer, with respect to any of the aforesaid:

(1)	Breach of duty of care to the Company, or to another person;

(2)	Breach the obligation of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that the action will not adversely affect the interests of the Company.

(3)	A financial obligation imposed upon the Officer to the benefit of another person.

(b)	The Company is prohibited from entering into an agreement to insure the liability of an Officer, as aforesaid with respect to any of the following:

(1)	Breach of obligation of loyalty except as specified in sub-Section 108.3(a)(2) above

(2)	Breach of duty of care which was done willfully or recklessly;

(3)	An Action taken with the intent to unlawfully achieve a personal gain;

(4)	A penalty or a fine levied upon him.

(c)	Approval of Insurance

Approval for insuring the liability of an Officer is granted in accordance with the Law and/or in accordance with all other Laws.

108.4	Indemnification

(a)	The Company may indemnify an Officer retrospectively;

(b)	The Company may undertake in advance to indemnify an Officer, provided that the undertaking will be limited as follows:

(1)	to types of occurrences which, in the Board of Directors' opinion, can be foreseen at the time of giving the undertaking for indemnification; and

(2)	to an amount which the Board of Directors determined as being reasonable under the circumstances.

(c)	The Company may indemnify an Officer as aforesaid with respect to an obligation or expenses, as specified below, imposed upon him as a result of an Action taken by virtue of his being an Officer:

(1)	A financial obligation imposed upon him in favor of another person by a judgment including a judgment given by way of compromise or an arbitration award approved by the court;

(2)	Reasonable litigation expenses, including legal fees, which the Officer paid or which were imposed upon him by a court in a legal process filed against him by the Company, or on its behalf, or by another person, or in a criminal prosecution in which he was acquitted, or a criminal prosecution in which he was convicted of offense that does not require a criminal intent (mens rea).

(d)	The Company is precluded and a resolution of the Board of Directors to indemnify an Officer for any of the following will be void:

(1)	Breach of the obligation of loyalty except for breach of the obligation of loyalty in which the Officer acted in good faith and had reasonable grounds to assume that the action will not adversely affect the interests of the Company.

(2)	Breach of duty of care which was done willfully or recklessly.

(3)	An Action with the intent to unlawfully achieve a personal gain.

(4)	A penalty or a fine is levied upon him. "

This notice reflects the content of the above mentioned general meeting's minutes.
Name: Zvika Barinboim
I.D. Number: 27902105
Title: Chairman of the meeting and manager

Date: ____________	Signature: /s/ Zvi Barinboim

Crow Technologies 1977 Ltd.
The “Company”
Minutes

Of the Annual General Meeting of the Company’s Shareholders, held on February 10, 2003 at 11:30, at the Company’s offices in 1 Azrieli Towers, the Round Tower, 46th Floor, Tel-Aviv

Present:

1.	Mr. Zvika Barinboim, I.D. 27902105, on behalf of Silverboim Holdings Ltd., with respect to 2,039,892 ordinary shares, par value NIS 0.25 per shares - owned by "Silverboim".

2.	Mr. Ariel Levy, I.D. 023873789, on behalf of Gmul Investment Company Ltd., with respect to 883,565 ordinary shares, par value NIS 0.25 per shares - owned by "Gmul".

3.	Mr. Shmuel Melman, I.D. 51198133, with respect to 123,500 ordinary shares, par value NIS 0.25 per shares - owned by him.

On the Agenda:

1.	Discussion regarding the board of directors' (the "Board") report and the financial statements of the Company for the year ended December 31, 2000.

2.	Discussion regarding the Board's report and the financial statements of the Company for the year ended December 31, 2001.

3.	Renewal of the current Board members' services (Mr. Alex Verber will maintain his position as independent director pursuant to the law).

4.	Appointment of Mr. Uri Bar-Ner as independent director of the Company.

5.	Ratification of the appointment of the accounting firm of Kost Forer Gabbay & Co. as the independent auditors of the Company for the years 2000-2001 and ratification of their fees, as determined by the Board.

6.	Re-appointment of the accounting firm of Kost Forer Gabbay & Co. as the independent auditors of the Company for the year 2002 and authorization of the Board to determine their fees.

7.	Amendment of the Company's Articles of Association such that Article 108 will be cancelled and a new Article 108 will be inserted in lieu thereof, which shall include the matter of indemnification (in advance and retroactively), insurance and exemption. The form and terms of the new Article 108 is attached hereto as Exhibit A.

8.	Subject to the approval of the amendment to the Company's Articles of Associations as described in Section 7 above, and following its approval by the Company's Audit Committee and Board on December 12, 2001 -

8.1.	To ratify the validity of the insurance and indemnification arrangements in the Company - as of December 12, 2001.

8.2.	To exempt in advance the office holders of the Company (including those who are controlling persons of the Company), who currently serve in the Company and who have served in the Company on December 12, 2002 and at any time thereafter until this day, and who shall be appointed to their positions in the future, from their duty of care towards the Company.

8.3.	To approve and issue an instrument of indemnification and exemption to the office holders of the Company (including those who are controlling persons of the Company) in the following form (the "Indemnification and Exemption Instrument") - indemnification of up to US$ 5 million, but no more than the shareholders equity, provided that the amount of indemnification shall not be less than US$ 2 million (such that if there is a conflict between the limit of the shareholders' equity and the US$ 2 million minimum - the amount of indemnification shall not be less than US$ 2 million). The form and terms of the Indemnification and Exemption Instrument are attached hereto as Exhibit B.

Elected Chairman: Mr. Zvika Barinboim
The meeting commenced at 11:30 with a quorum present.
A discussion was held with respect to Company's financial statements for the year ended on 31.12.2000.
A discussion was held with respect to Company's financial statements for the year ended on 31.12.2001.
A vote was taken with respect to each of the matters described in items 3-8 of the Agenda:

Voted for the approval of the resolutions: all the shareholders present at the meeting, i.e., shareholders holding 3,046,957 ordinary shares, par value NIS 0.25 per share. No shareholders abstained or voted against the resolutions.
Therefore, it was unanimously resolved:

1.	To renew the current Board members' services (Mr. Alex Verber will maintain his position as independent director pursuant to the law).

2.	To appoint Mr. Uri Bar-Ner as independent director of the Company.

3.	To ratify the appointment of the accounting firm of Kost Forer Gabbay & Co. as the independent auditors of the Company for the years 2000-2001 and to ratify their fees, as determined by the Board.

4.	To re-appoint the accounting firm of Kost Forer Gabbay & Co. as the independent auditors of the Company for the year 2002 and to authorize the Board to determine their fees.

5.	To amend the Company's Articles of Association such that Article 108 will be cancelled and a new Article 108 will be inserted in lieu thereof, which shall include the matter of indemnification (in advance and retroactively), insurance and exemption, in the form attached hereto as Exhibit A.

6.	In accordance with the approval of the amendment of the Articles of Association as detailed in Section 5 above, and following the approval of the Company's Audit Committee and Board on December 12, 2001 -

6.1.	To ratify the validity of the insurance and indemnification arrangements in the Company - as of December 12, 2001.

6.2.	To exempt in advance the office holders of the Company (including those who are controlling persons of the Company), who currently serve in the Company and who have served in the Company on December 12, 2002 and at any time thereafter until this day, and who shall be appointed to their positions in the future, from their duty of care towards the Company.

6.3.	To approve and issue an instrument of indemnification and exemption to the office holders of the Company (including those who are controlling persons of the Company) in the form attached hereto as Exhibit B - such that the indemnification is of up to US$ 5 million, but no more than the shareholders equity, provided that the amount of indemnification shall not be less than US$ 2 million (such that if there is a conflict between the limit of the shareholders' equity and the US$ 2 million minimum - the amount of indemnification shall not be less than US$ 2 million).

The meeting was adjourned.

/s/ Zvi Barinboim
Zvika Barinboim, Chairman

Exhibit A – in the form provided in the Notice to the Companies Registrar (attached above).